FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 28, 2012 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the fourth quarter and year ended December 31, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 28, 2012	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2011

ATHENS, GREECE, February 28, 2012 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the ownership and operation of dry bulk vessels, today reported net income of $20.2 million for the fourth quarter of 2011, compared to net income of $32.3 million reported in the fourth quarter of 2010.

Time charter revenues were $57.4 million for the fourth quarter of 2011, compared to $73.0 million for the same period of 2010, mainly due to reduced time charter rates and the deconsolidation of Diana Containerships Inc., in January 2011. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the addition to the Company's fleet of the vessels Alcmene and Arethusa in November 2010 and July 2011, respectively.

Net income to Diana Shipping Inc. for 2011 amounted to $107.5 million, compared to net income of $128.8 million for 2010. Time charter revenues were $255.7 million for 2011, compared to $275.4 million for 2010.

Fleet Employment Profile (As of February 24, 2012)
Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	CORONIS	C	$24,000	5.00%	Siba Ships Asia Pte. Ltd.	6-Apr-10	8-Mar-12	1

	2006 74,381		$10,600	5.00%	EDF Trading Limited, London	8-Mar-12	23-Nov-13 - 23-Jun-14

2	ERATO	C	$20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4-Mar-10	26-Nov-11	2
			$12,200	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	26-Nov-11	26-Dec-12 - 10-Apr-13
	2004 74,444

3	ARETHUSA	B	$13,250	5.00%	Cargill International S.A., Geneva	8-Jul-11	24-May-12 - 23-Aug-12	3
	2007 73,593

4	NAIAS	B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	24-Aug-12 - 24-Oct-12
	2006 73,546

5	CLIO	B	$25,000	5.00%	Daelim Corporation, Seoul	8-May-10	22-Feb-12	4
			$10,750	5.00%	Cargill International S.A., Geneva	22-Feb-12	22-Aug-13 - 22-Feb-14
	2005 73,691

6	CALIPSO	B	$13,750	5.00%	Cargill International S.A., Geneva	20-Jul-11	11-Oct-11	5
	2005 73,691		$12,250	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	11-Oct-11	11-Aug-13 - 11-Dec-13	6

7	PROTEFS	B	$11,750	4.75%	Cargill International S.A., Geneva	6-Aug-11	6-Jul-12 - 6-Oct-12	7
	2004 73,630

8	THETIS	B	$13,750	5.00%	Cargill International S.A., Geneva	23-Feb-11	28-Jan-12	8
			$10,500	5.00%	EDF Trading Limited, London	22-Feb-12	22-Aug-13 - 22-Jun-14
	2004 73,583

9	DIONE	A	$20,500	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	26-Sep-10	26-Jul-12 - 26-Nov-12
	2001 75,172

10	DANAE	A	$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	18-Mar-13 - 18-May-13
	2001 75,106

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes

11	OCEANIS	A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart BJ), Beijing	17-Sep-10	17-Aug-12 - 1-Nov-12
	2001 75,211

12	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	9
	2001 75,336

13	ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12 - 21-Feb-13
	2001 75,247

14	NIREFS	A	$21,000	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	12-Feb-10	18-Dec-11
			$12,250	5.00%	Morgan Stanley Capital Group Inc.	18-Dec-11	18-Jan-13 - 18-Apr-13	10
	2001 75,311

15	MELITE		$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	1-Jan-13 - 1-Mar-13	11
	2004 76,436

16	LETO		$12,900	5.00%	EDF Trading Limited, London	17-Jan-12	17-Jan-14 - 17-Nov-14
	2010 81,297

	Post-Panamax Bulk Carrier

17	ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	5-Oct-12 - 4-Jan-13
	2010 93,193

	Capesize Bulk Carriers

18	NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13	12
	2002 164,218

19	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235

20	SALT LAKE CITY		$55,800	5.00%	Refined Success Limited	28-Sep-07	28-Aug-12 - 28-Oct-12
	2005 171,810

21	SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	16-Feb-13 - 16-Jun-13	13
	2006 174,186

22	SEMIRIO	D	$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	15-Mar-13 - 14-Aug-13
	2007 174,261

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes

23	BOSTON	D	4TC AVG	5.00%	BHP Billiton Marketing AG	29-Sep-11	17-Oct-11	14
	2007 177,828		$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	29-Aug-13 - 29-Dec-13	15,16

24	HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	17
	2009 177,729

25	NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773

	Newcastlemax Bulk Carrier

26	LOS ANGELES	E	$18,000	5.00%	EDF Trading Limited, London	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104

	Vessel Under Construction

27	PHILADELPHIA	E	$18,000	5.00%	EDF Trading Limited, London	30-Apr-12	30-Dec-15 - 30-Jun-16	18,19,20
	2012 206,000

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1	Based on latest information received by the charterers.
2	C Transport Panamax Ltd. has agreed to compensate the Owners for the difference between the new rate and the previous rate from November 26, 2011 to December 4, 2011.
3	Vessel off-hire for drydocking from December 12, 2011 to December 23, 2011.
4
The previous charterers, Daelim Corporation, Seoul, have agreed to compensate the owners for the early redelivery of the Clio by paying US$17,000 gross per day, minus 5% commission paid to third parties, starting from the date of redelivery to owners, on February 22, 2012,  to the minimum agreed redelivery date, April 8, 2012.

5	Period extended for one (1) or two (2) laden legs in charterers' option at US$ 13,750 per day.
6	Vessel off-hire for unscheduled maintenance from October 29, 2011 to November 4, 2011.
7	Vessel off-hire for unscheduled maintenance from November 13, 2011 to November 17, 2011.
8	Vessel off-hire for drydocking from January 28, 2012 to February 22, 2012.
9	Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
10	Louis Dreyfus Commodities S.A. has agreed to compensate the Owners for the difference between the new rate and the previous rate from the redelivery date to December 28, 2011.
11	Vessel off-hire for drydocking from November 23, 2011 to December 8, 2011.
12	Since September 2010 Charterer's name has changed to Tata Steel UK, Limited.
13	Vessel off-hire for drydocking from October 11, 2011 to October 26, 2011.
14	Daily rate based on the average rate of four pre-determined Capesize time charter routes as published by the Baltic Exchange.
15	Vessel off-hire for drydocking from October 17, 2011 to October 29, 2011.
16
Morgan Stanley Capital Group Inc. has the option to employ the vessel for a further minimum eleven (11) to a maximum thirteen (13) month period at a gross rate of US$15,000 per day starting twenty-four (24) months after delivery of the vessel to the charterer.

17	Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Group Co.
18	Year of delivery and dwt are based on shipbuilding contract.
19	This newbuilding is also referred to as Hull H1235.
20	Based on expected date of delivery to owners.

Summary of Selected Financial & Other Data
	For the three months ended December 31,		For the years ended December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of U.S. Dollars)
Time charter revenues	$57,370	$72,976	$255,669	$275,448
Voyage expenses	1,931	3,514	10,597	12,392
Vessel operating expenses	14,868	14,927	55,375	52,585
Net income attributed to Diana Shipping Inc.	20,241	32,321	107,497	128,779
FLEET DATA
Average number of vessels	24.0	24.5	23.6	22.9
Number of vessels	24.0	25.0	24.0	25.0
Weighted average age of dry bulk fleet (in years)	6.3	5.4	6.3	5.4
Weighted average age of containerships (in years)	-	0.6	-	0.6
Ownership days	2,208	2,251	8,609	8,348
Available days	2,156	2,198	8,474	8,208
Operating days	2,139	2,188	8,418	8,180
Fleet utilization	99.2%	99.5%	99.3%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$25,714	$31,602	$28,920	$32,049
Daily vessel operating expenses (2)	$6,734	$6,631	$6,432	$6,299

________________

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, February 28, 2012.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com.  A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 387625.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through the ownership and operation of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended December 31,		For the years ended December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Time charter revenues	$57,370	$72,976	$255,669	$275,448
Other revenues	365	-	1,117	-

EXPENSES:
Voyage expenses	1,931	3,514	10,597	12,392
Vessel operating expenses	14,868	14,927	55,375	52,585
Depreciation and amortization of deferred charges	14,109	14,254	55,278	53,083
General and administrative expenses	6,275	7,136	25,123	25,347
Foreign currency gains	(161)	(94)	(503)	(1,598)
Operating income	20,713	33,239	110,916	133,639

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,254)	(1,452)	(4,924)	(5,213)
Interest income	336	218	1,033	920
Gain / (Loss) from derivative instruments	217	308	(737)	(1,477)
Income from investment in Diana Containerships Inc.	229	-	1,207	-
Total other expenses, net	(472)	(926)	(3,421)	(5,770)

Net Income	$20,241	$32,313	$107,495	$127,869

Loss assumed by non-controlling interests	-	8	2	910

Net income attributed to Diana Shipping Inc.	20,241	32,321	107,497	128,779

Earnings per common share, basic	$0.25	$0.40	$1.33	$1.60

Earnings per common share, diluted	$0.25	$0.40	$1.33	$1.59

Weighted average number of common shares, basic	81,180,109	80,767,241	81,081,774	80,682,770

Weighted average number of common shares, diluted	81,270,341	80,984,846	81,124,348	80,808,232

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of US Dollars)

	2011	2010
ASSETS	(unaudited)	(unaudited)

Cash and cash equivalents	$416,674	$345,414
Other current assets	16,017	9,235
Advances for vessels under construction and acquisitions and other vessel costs	63,440	35,280
Vessels' net book value	1,046,719	1,160,850
Other fixed assets, net	21,659	21,842
Other non-current assets	39,962	12,768
Total assets	$1,604,471	$1,585,389

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$48,095	$32,510
Long-term debt, net of current portion	345,638	376,303
Other non-current liabilities	1,860	6,646
Total stockholders' equity	1,208,878	1,169,930
Total liabilities and stockholders' equity	$1,604,471	$1,585,389

OTHER FINANCIAL DATA
	For the three months ended December 31,		For the years ended December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$33,707	$50,351	$154,230	$178,292
Net Cash used in Investing Activities	(9,613)	(54,595)	(90,428)	(252,313)
Net Cash provided by / (used in) Financing Activities	(2,687)	38,463	7,458	136,997